13-6

02018036

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
FEB 28 2002
366

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Parnassus Investments

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Market - Steuart Tower, #1600
(No. and Street)

San Francisco, (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryant Cherry 415-778-0200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James G. Woo
(Name — *if individual, state last, first, middle name*)

601 Montgomery Street, Suite 1010, San Francisco, CA 94111
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Bryant Cherry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parnassus Investments, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

Notary Public

SUSAN LOUGHRIDGE
COMM. # 1309696
NOTARY PUBLIC • CALIFORNIA
SAN FRANCISCO COUNTY
Comm. Exp. JULY 18, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES G. WOO
CERTIFIED PUBLIC ACCOUNTANT

601 Montgomery Street • Suite 1010 • San Francisco, California 94111 • (415) 956-7685 • (415) 956-6528 Fax

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Parnassus Investments

I have audited the accompanying balance sheet of Parnassus Investments (an S Corporation) as of December 31, 2001, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parnassus Investments as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedules II, III and IV is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James G. Woo

February 21, 2002

PARNASSUS INVESTMENTS

BALANCE SHEET -- DECEMBER 31, 2001

ASSETS

Cash	$	47,460
Receivables-		
Affiliate		333,858
Others		6,179
Prepaid expenses		47,568
Investments (Note 2)		1,828,896
Total current assets	$	2,263,961
Property and equipment, at cost, (Note 1)	$	573,753
Less accumulated depreciation		(494,524)
	$	79,229
Note receivable	$	593,159
Deposits		19,210
	$	612,369
Total assets	$	2,955,559

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

BALANCE SHEET -- DECEMBER 31, 2001

LIABILITIES AND SHAREHOLDERS' INVESTMENT

Accounts payable	$	59,178
Accrued liabilities-		
Payroll		37,944
Others		24,692
Taxes		3,688
Total current liabilities	$	125,502

Commitments (Note 3)

Shareholders' investment		
Common stock, no par value-		
Authorized -- 1,000,000 shares		
Issued and outstanding -- 1,580 shares	$	608,159
Retained earnings		2,221,898
Total shareholders' investment	$	2,830,057
Total liabilities and shareholders' investment	$	2,955,559

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Commissions	$	248,551
Management fees		3,732,626
Gross revenues	$	3,981,177
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Schedule I)		2,830,790
Income from operations	$	1,150,387
OTHER INCOME AND EXPENSES:		
Interest and dividend income		215,822
Unrealized gain on investments		172,314
Rental income		266,203
Miscellaneous		16,777
Income before provision for income taxes	$	1,821,503
Provision for income taxes (Note 1)		15,000
Net income	$	1,806,503

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, December 31, 2000	$	1,819,931
Net income		1,806,503
Dividends		1,404,536
Balance, December 31, 2001	$	2,221,898

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,806,503
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		27,911
Unrealized gain on investments		(172,314)
(Increase) decrease in:		
Receivables		(41,326)
Prepaid expenses		(746)
Increase (decrease) in:		
Accounts payable		23,650
Accrued liabilities		(57,651)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	1,586,027
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments	$	(323,305)
Purchase of equipment		(23,554)
NET CASH USED FOR INVESTING ACTIVITIES	$	(346,859)
NET CASH USED FOR FINANCING ACTIVITIES:		
Dividends paid	$	(1,404,536)
NET DECREASE IN CASH	$	(165,368)
CASH AT BEGINNING OF YEAR	$	212,828
CASH AT END OF YEAR	$	47,460
SUPPLEMENTAL INFORMATION ON CASH FLOWS:		
Income taxes paid	$	22,153

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of Significant Accounting Policies

Business Profile -- The Company is the underwriter and investment adviser for The Parnassus Fund and The Parnassus Income Trust (mutual funds).

Property and Equipment -- Property and equipment are recorded at cost. Renewals and betterments are capitalized. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets. Depreciation expense was $ 27,911 for the year ended December 31, 2001.

Taxes on Income -- The Company, with the consent of its shareholders, has elected under applicable federal and state tax laws to be treated as an S Corporation, whereby, in lieu of corporate income taxes, the shareholders of the Company are taxed on their proportionate share of the Company's income or loss. The provision for income taxes consists of state franchise tax.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising – The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

2. Investments

The Company's policy is to invest funds primarily in The Parnassus Fund and The Parnassus Income Trust. These investments are carried at fair market value.

3. Commitments

The Company leases office facilities under an operating lease agreement which expires on November 20, 2002.

The following is a schedule of the future minimum lease payments:

Year Ending	Amount
December 31, 2002	$ 399,693
	$ 399,693

The rental expense under the lease agreement was $ 488,205 for the year ended December 31, 2001.

4. Regulatory Requirements

The Company is subject to the regulations and guidelines of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The SEC's "Net Capital Rule" requires the Company to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $ 25,000 and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. Aggregate indebtedness and net capital change from day to day. At December 31, 2001, aggregate indebtedness and its ratio to net capital was as follows:

Net capital	$ 1,696,022
Aggregate indebtedness	125,502
Ratio of aggregate indebtedness to net capital	.07 to 1

5. Information Concerning Credit Risk of Financial Statements

Statement of Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and about concentrations of credit risk for all financial instruments.

Concentrations of credit risk financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments.

The potential concentration of credit risk pertaining to temporary cash investments will vary throughout the year depending upon the level of cash deposits versus amounts insured.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE I

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Broker service fees	$ 195,235
Salaries	1,177,828
Rent	490,089
Postage and mailing	64,328
Printing and reproduction	37,579
Travel and entertainment	16,819
Employee benefits	56,403
Software licensing fees	52,202
Regulatory fees	28,638
Telephone	22,621
Office supplies	24,829
Payroll taxes	70,354
Depreciation	27,911
Research expense	32,914
Contributions	50,346
Advertising and marketing	293,063
Professional fees	14,622
Insurance	30,865
Bank charges	2,949
Taxes and license	21,486
Organizational dues	5,400
Miscellaneous	29,740
Bank IRA fees	20,220
Education and training	18,892
Outside services	45,457
	$ 2,830,790

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

SCHEDULE II

Computation of Net Capital Pursuant to Rule 15c 3-1

Total shareholders' investment from Balance Sheet	$	2,830,057
Less - nonallowable assets		811,266
Net capital before haircuts on securities	$	2,018,791
Less - haircuts on securities		263,519
undue concentration		59,250
Net capital	$	1,696,022
Minimum net capital required	$	25,000
Excess net capital	$	1,671,022

Schedule of Nonallowable Assets

Investments	$	72,100
Receivables		593,159
Deposits		19,210
Prepaid expenses		47,568
Property and equipment		79,229
	$	811,266

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

SCHEDULE III

Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

The reconciliation between the computation of net capital per Schedule II and the Company's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per Company	$ 1,699,710	$ 121,814
Accrued income taxes payable	(3,688)	3,688
Computation per Schedule II	$ 1,696,022	$ 125,502

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

SCHEDULE IV

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

JAMES G. WOO
CERTIFIED PUBLIC ACCOUNTANT

601 Montgomery Street • Suite 1010 • San Francisco, California 94111 • (415) 956-7685 • (415) 956-6528 Fax

To the Board of Directors of
Parnassus Investments

In planning and performing my audit of the financial statements of Parnassus Investments for the year ended December 31, 2001, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely upon Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered Broker-Dealers, and should not be used for any other purpose.

February 21, 2002

PARNASSUS INVESTMENTS

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001

TOGETHER WITH

INDEPENDENT AUDITOR'S REPORT

JAMES G. WOO
CERTIFIED PUBLIC ACCOUNTANT